Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2812	RFENYES@STBLAW.COM

February 28, 2017

Re:	Gardner Denver Holdings, Inc. Registration Statement on Form S-1

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549-3561

Ladies and Gentlemen:

On behalf of Gardner Denver Holdings, Inc. (the “Registrant”), a Delaware corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-1 relating to the Registrant’s proposed offering of its common stock.

The filing fee in the amount of $11,590.00 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on February 28, 2017, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing. Please send any correspondence to Andrew Schiesl, Vice President and Chief Compliance Officer, General Counsel and Secretary of the Registrant (andy.schiesl@gardnerdenver.com) and me (rfenyes@stblaw.com).

Very truly yours,
/s/ Richard A. Fenyes
Richard A. Fenyes